SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

BLVD Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05551T108
(CUSIP Number)

John G. Simmonds

c/o BLVD Holdings, Inc.

3565 King Road, Suite 102

King City, Ontario, Canada L7B 1M3

Tel. No.: (905) 833-9845

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Travis L. Gering, Esq.

Wuersch & Gering LLP

100 Wall Street, 10th Floor

New York, NY 10005

January 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 05551T108

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(1) Names of reporting persons.

John G. Simmonds

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐        (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

Canada

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 5,750,000

(8) Shared voting power: 0

(9) Sole dispositive power: 5,750,000

(10) Shared dispositive power: 0

(11) Aggregate amount beneficially owned by each reporting person.

5,750,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

36.7%*

(14) Type of reporting person (see instructions).

IN

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*The computation that Mr. John G. Simmonds (the “Reporting Person”) currently owns 36.7% of the Common Stock of BLVD Holdings, Inc. (the “Issuer”) is based on the Issuer’s report on its Quarterly Report on Form 10-Q for the period ending March 31, 2014 that as of May 14, 2014, the Issuer had 15,680,000 shares issued and outstanding. On January 30, 2014, when the Reporting Person initially acquired 5,750,000 shares of the Issuer’s Common Stock, the Issuer had 6,980,000 shares of Common Stock issued and outstanding, and the Reporting Person owned 82.4% of the Issuer’s issued and outstanding shares (the Issuer reported in its Quarterly Report on Form 10-Q for the period ending September 30, 2013 that the Issuer had 6,980,000 shares outstanding). The Issuer issued a total of 8,700,000 shares of Common Stock in April of 2014 in connection with certain acquisitions, as described in its Quarterly Report on Form 10-Q for the period ending March 31, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to 5,750,000 shares of the Common Stock of the Issuer owned by Mr. John G. Simmonds.

The Issuer’s principal executive offices are located at 3565 King Road, Suite 102, King City, Ontario, Canada L7B 1M3.

Item 2. Identity and Background.

(a) The name of the Reporting Person is John G. Simmonds.

(b) Business Address:

Mr. John G. Simmonds

c/o BLVD Holdings, Inc.

3565 King Road, Suite 102

King City, Ontario, Canada L7B 1M3

(c) Principal Occupation:

Mr. Simmonds is the President and Chief Executive Officer of the Issuer.

(d) Mr. Simmonds has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Mr. Simmonds has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Canada

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Simmonds acquired the shares of Common Stock described herein as follows:

1. On January 30, 2014, Mr. Simmonds used working capital to purchase 5,750,000 shares of the Issuer’s Common Stock from Ms. Ann Courtney for $330,000.

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Item 4. Purpose of Transaction.

On January 30, 2014, John G. Simmonds and M. Ann Courtney entered into a Stock Purchase Agreement, pursuant to which Ms. Courtney sold her 5,750,000 shares of common stock in the Issuer, which represented 82.4% of the Issuer’s issued and outstanding shares as of such date, to Mr. Simmonds (as a result of additional issuances of Common Stock by the Issuer, Mr. Simmonds now owns 36.7% of the Issuer’s issued and outstanding Common Stock). Effective as of February 14, 2014, Mr. Simmonds became the Issuer’s Chief Executive Officer and a member of the Board of Directors (the “Board”). Ms. Courtney resigned as the Issuer’s Chief Executive Officer and as a member of the Board on February 14, 2014. Effective as of April 9, 2014, Carrie J. Weiler, Ian Bradley, Ken Adelberg, Chandra Panchal and Ted Daniel joined Mr. Simmonds as members of the Issuer’s Board of Directors. Ms. Weiler shall also serve as Corporate Secretary. Tyrone Ganpaul was appointed as Chief Financial Officer as of such date. Subsequent to Mr. Simmonds purchase of shares of Common Stock from Ms. Courtney, the Issuer has modified its plan of operations going forward is to expand its activities in the entertainment field and to acquire value-enhancing businesses in other areas utilizing a disciplined approach to identify and evaluate attractive acquisition candidates.

Other than as set forth above, the Reporting Person does not have any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name
	Shares Beneficially Owned	Percentage*

John G. Simmonds	5,750,000	36.7%

(b) Mr. John G. Simmonds owns 5,750,000 shares of the Issuer’s Common Stock.

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*The computation that the Reporting Person currently owns 36.7% of the Issuer’s Common Stock is based on the Issuer’s report on its Quarterly Report on Form 10-Q for the period ending March 31, 2014 that as of May 14, 2014, the Issuer had 15,680,000 shares issued and outstanding. On January 30, 2014, when the Reporting Person initially acquired 5,750,000 shares of the Issuer’s Common Stock, the Issuer had 6,980,000 shares of Common Stock issued and outstanding, and the Reporting Person owned 82.4% of the Issuer’s issued and outstanding shares (the Issuer reported in its Quarterly Report on Form 10-Q for the period ending September 30, 2013 that the Issuer had 6,980,000 shares outstanding). The Issuer issued a total of 8,700,000 shares of Common Stock in April of 2014 in connection with certain acquisitions, as described in its Quarterly Report on Form 10-Q for the period ending March 31, 2014.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Stock Purchase Agreement, by and among BLVD Holdings, Inc., M. Ann Courtney and John G. Simmonds, dated as of January 30, 2014.

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2014

/s/ John G. Simmonds

John G. Simmonds

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